SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

EZCHIP SEMICONDUCTOR LTD.
(Name of Registrant)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, ISRAEL
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-163353 and 333-164332 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932, 333-148933. 333-164330, 333-164331, 333-170900, 333-170901 and 333-179491.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZCHIP SEMICONDUCTOR LTD. (Registrant) By: /s/ Dror Israel —————————————— Dror Israel Chief Financial Officer

Date: November 6, 2014

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EZCHIP LOGO

EZchip Completes Acquisition of Tilera, a Leader in High-Performance
Multi-Core Processors

Yokneam, Israel, November 6, 2014 – EZchip Semiconductor Ltd. (NASDAQ:EZCH), a leader in high-performance processing solutions for networking, today announced that it has completed the acquisition of Tilera Corporation, a privately-held US-based company that develops high-performance multi-core processors, intelligent network interface cards and white-box appliances for data-center networking equipment.  The aggregate purchase price paid upon completion of the acquisition was $50 million in cash, subject to certain working capital and other adjustments. Under the terms of the agreement, EZchip may pay Tilera’s stockholders up to an additional $80 million subject to the attainment of certain future performance milestones.

The acquisition is intended to provide significant new growth opportunities for EZchip by accelerating the company’s expansion into new markets, diversifying its customer base and product lines and doubling its target Total Available Market (TAM).

“The initial indications coming from customers of EZchip and Tilera affirm the companies’ belief in the synergies and business opportunities that are expected to be created through the combination of the two companies. Our strategic goal with this acquisition is to leverage technology and expertise from both EZchip and Tilera to build new powerful processors, and deliver some of the highest throughput and lowest power processing solutions to large growth markets represented by data center and cloud networks,” said Eli Fruchter, CEO of EZchip Semiconductor. “We believe the new processors will not only have the highest core count at the lowest power utilizing Tilera’s advanced technologies for integrating core-count and power efficiency, but also the highest throughput through the integration of EZchip’s technologies for accelerating network and packet processing”.

About EZchip
EZchip is a fabless semiconductor company that provides high-performance processing solutions for a wide range of applications for the carrier, cloud and data center networks. EZchip’s broad portfolio of solutions scales from a few to hundreds of Gigabits-per-second, and includes network processors, multi-core processors, intelligent network adapters, high-performance appliances and a comprehensive software ecosystem. EZchip's processing solutions excel at providing great flexibility and high performance coupled with superior integration and power efficiency. For more information on our company, visit the web site at http://www.ezchip.com.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. These statements are only predictions based on EZchip's current expectations and projections about future events based on its current knowledge. There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products (including in-house customer developed products), product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC). For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 27, 2014 and its Current Reports on Form 6-K. EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

EZchip IR Contact: Ehud Helft / Kenny Green GK Investor & Public Relations ezchip@gkir.com Tel: (US) 1 646 201 9246	EZchip Contact: Daureen Green Marketing Communications dgreen@ezchip.com, Tel: +972-4-959-6677

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